February 6, 2007	Symbol - TSX & AIM: KGI

Drilling on New Southern Discoveries Returns 3.70 Ounces of Gold over 40.6 Feet and 2.08 Ounces Over 61.5 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the new, high grade ore system to the south of the existing mine.

The Company has received assays for four additional drill holes. New intersections continue to expand mineralized zones in the new discoveries south of the Main Break including the New South and YYZ Zones.

Drilling from the 5300 level to test the Lower D North Zone has intersected significant mineralization. Drill hole 53-589 assayed 3.70 ounces of gold per ton (“opt”) uncut (1.06 opt cut) over a core length of 40.6 feet and included 53.71 opt over a core length of 1.5 feet. The intersection is located 20 feet west and 15 feet above drill hole 50-740 which assayed 5.57 opt uncut (1.11 opt cut) over a core length of 50.0 feet.

In addition, drill hole 50-743W1 testing the New South Zone to the east has intersected 2.08 opt uncut (0.58 opt cut) over a core length of 61.5 feet and included an intersection of 88.33 opt over a core length of 1.1 feet. Drilling 800 feet to the west, in drill hole 53-546 has intersected the New South Zone and extended the down-dip component in this area to 350 feet.

The YYZ Zone, a mineralized zone associated with Lower D North, has assayed 1.18 opt over a core length of 8.8 feet and is located 95 feet below the 5300 level. This is the deepest ore-grade intersection to date on the YYZ.

“The Lower D North and New South Zones both continue to return significant wide, high grade intersections.“ said Stewart Carmichael, Chief Exploration Geologist. “As impressive as these intersections are, the continued expansion of the many other associated zones, such as the YYZ, a hanging wall structure to the Lower D North, will continue to add to the reserves and resources to the south.”

Highlights of the current results:

•
Drill hole 53-589 has intersected the Lower D North Zone from the 5300 level drift. The hole assayed 3.70 opt uncut (1.06 opt cut) over a core length of 40.6 feet representing a true width of 16.0 feet. Within this interval, a 1.5 foot length of core assayed 53.71 opt. The intersection is located 20 feet west and 15 feet above drill hole 50-740 which assayed 5.57 opt uncut (1.11 opt cut) over a core length of 50.0 feet.
(See press release dated September 6, 2006).

•
Drill 50-743W1 assayed 2.08 opt uncut (0.58 opt cut) over a core length of 61.5 feet representing a true width of 22.1 feet. The intersection is located 120 feet up-dip of previously released drill hole 50-743W which assayed 1.58 opt over a core length of 66.1 feet representing a true width of 14.8 feet. (See press release dated January 16, 2006.)

•
The intersection in 50-743W1 included an interval which assayed 88.33 opt over a core length of 1.1 feet. The structure hosting this high grade intercept is very similar in style to the LK Zone discovery hole 45-911A which assayed 102.46 opt over a core length of 1.5 feet. (See press release dated September 20, 2004). The latest intersection is located approximately 140 feet west of the LK Zone discovery hole. It is becoming more evident with each hole completed on the New South Zone that the LK Zone, discovered in 2004, may in fact be part of the New South Zone. (see Figure 1)

•
Drill hole 53-573 has intersected the YYZ Zone (hanging wall to Lower D North) at the -5363 elevation or 95 feet below the 5300 level cross cut. This represents the deepest ore-grade intersection on this zone to date.

•
The New South intersection in drill hole 53-546 assayed 0.91 opt uncut (0.67 opt cut) over a core length of 10.6 feet is located approximately 100 feet down-dip of previously released drill hole 53-471 which assayed 1.02 opt over a core length of 30.9 feet. (See press release dated September 19, 2006). In addition, the intersection in 53-546 is located 370 feet east of previously released drill hole 53-527 which assayed 0.84 opt uncut (0.56 opt cut) over a core length of 17.6 feet. (See press release dated January 16, 2007).

•	The down-dip extension of the New South Zone west of the 5300 level drift has now been locally intersected over a distance of 350 feet.

The diagram referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

The following table summarizes the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz per ton/feet)
53-589	Lower D North Incl. And	195.0 209.7 214.0	235.6 212.0 215.5	0	005	3.70/40.6’ CL=16.0’ TW, Uncut 1.06/40.6’ CL=16.0’ TW, Cut 19.75/2.3’ CL=0.9’ TW, VG 53.71/1.5’ CL=0.6’ TW, VG
50-743W1	New South Incl. and and	1886.9 1889.0 1895.4 1938.3	1948.4 1890.1 1896.8 1939.8	-12	120	2.08/61.5’ = 22.1’ TW, Uncut 0.58/61.5’ CL = 22.1’ TW, Cut 88.33/1.1’ CL = 0.4’ TW, VG 4.25/1.4’ CL = 0.5’ TW, VG 5.65/1.5’ CL = 0.5’ TW, VG
53-573	YYZ	89.0	97.8	-90	0	1.18/8.8’CL = 5.5’ TW,VG
53-546	New South Incl.	246.0 246.0	256.6 247.7	-13	134	0.91/10.6’ CL = 3.5’ TW, Uncut 0.67/10.6’ CL = 3.5’ TW, Cut 4.99/1.7’ CL = 0.3’ TW

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 opt

The following table summarizes the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-589	Lower D North Incl. And	59.5 63.9 214.0	71.8 64.6 215.5	0	005	126.9/12.3m CL=4.9m TW, Uncut 36.3/12.3m CL=4.9m TW, Cut 677.1/0.7m CL=0.3m TW, VG 53.71/1.5’ CL=0.2m TW, VG
50-743W1	New South Incl. and and	575.3 575.9 577.9 590.9	594.0 576.3 578.3 591.4	-12	120	71.3/18.7m = 6.7m TW, Uncut 19.9/18.7m CL = 6.7m TW, Cut 3,028.5/0.4m CL = 0.1m TW, VG 145.7/0.4m CL = 0.2m TW, VG 193.7/0.5m CL = 0.2m TW, VG
53-573	YYZ	27.1	29.8	-90	0	40.5/2.7m CL = 1.7m TW,VG
53-546	New South Incl.	75.0 246.0	78.2 247.7	-13	134	31.2/3.2m CL = 1.1m TW, Uncut 23.0/3.2m CL = 1.1m TW, Cut 171.1/0.5m CL = 0.1m TW

    TW = True Width CL = Core Length VG = Visible Gold   TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Cautionary Note Regarding Forward Looking Statements

This Press Release may contain statements which constitute ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the Company’s periodic filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F and current report on Form 6-K, which may be viewed on EDGAR at www.sec.gov, and its periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information, please contact:

Brian Hinchcliffe, President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich, Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com	Chelsea Hayes, Pelham Public Relations Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

Website - www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

O4 BREAK
LEVEL 5300
LEVEL 4750
-4000
-3000
-2000
-1000
0
1000
-1000
-2000
OTHER NEW ZONES
#7 BREAK
NEW SOUTH ZONE
LOWER D ZONE
Current Location of 5300 X-Cut
50-740
5.57 oz/50.0' CL
Lower D North
50-741
11.65 oz/9.0' CL
White Zone
50-669W1
21.98 oz/1.0' CL
#7 Break
53-471
1.02 oz/30.9' CL
New South
53-466
3.34 oz/16.8' CL
Lower D North
47-1105
3.00 oz /11.0' CL
Lower D
47-1092
1.41 oz /15.0' CL
Lower D
53-527
0.84 oz/17.8' CL
New South
50-743W1
2.08 oz/61.5' CL
New South
45-911A
26.21 oz/6.0' CL
L.K.
50-743W
1.58 oz/66.1' CL
New South
53-589
3.70 oz/40.6' CL
Lower D North
53-546
0.91 oz/10.6' CL
New South
50-627
2.30 oz/90.4' CL
New South
50-627W1
1.43 oz/124.5' CL
New South
50-696
1.31 oz/9.6' CL
New South
SCALE: 2000 FT
LEGEND
CL CORE LENGTH
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH (uncut)
PART OF LEVELS 4750 AND 5300
ZONE OR BREAK
NEW DRIFT IN PROGRESS
TRACE OF DIAMOND DRILL HOLE
PLAN VIEW OF RECENT DRILLING
SHOWING DISCOVERIES TO THE SOUTH
#3 SHAFT AREA, KIRKLAND LAKE GOLD INC,
KIRKLAND LAKE, ONTARIO
FIGURE 1
FEB 6, 2007